EXHIBIT 99.1



                       EOG RESOURCES, INC.

            CERTIFICATE OF ADJUSTED NUMBER OF RIGHTS

     This certificate is delivered by EOG Resources, Inc., a Delaware corporation (the "Company"), pursuant to Section 12 of the Rights Agreement, dated February 14, 2000, between the Company and EquiServe Trust Company, N.A., as successor rights agent to First Chicago Trust Company of New York, as amended (the "Rights Agreement").

     On March 1, 2005, the Company will effect a two-for-one stock split on common stock, par value $.01 per share (the "Common Stock"), in the form of a 100% stock dividend payable to the holders of Common Stock of record as of the close of business on February 15, 2005 (the "Stock Split"). Prior to the Stock Split, each issued share of Common Stock had one preferred share purchase right (the "Right") associated with it. Under the Rights Agreement, each share of Common Stock issued in connection with the Stock Split will have one Right associated with it. In order to account for the Stock Split, the Company will increase the total number of Rights to reflect the number of shares of Common Stock issued as a result of the Stock Split.

     Dated February 22, 2005.



                                EOG RESOURCES, INC.




                                By: /s/ HELEN Y. LIM
                                Name:   Helen Y. Lim
                                Title:  Treasurer